Exhibit 12.1

QTS Realty Trust, Inc.

QualityTech, LP

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the three months ended March 31, 2018				Year ended December 31,
	Q1 2018 (1)		Q1 2018 Pro forma (2)		2017 Pro forma (3)		2017 (1)		2016 (1)	2015 (1)	2014 (1)	2013 (4)
Earnings:
Pre-tax income (loss) from continuing operations	$(2,654)		$128		$2,154		$(8,321)		$14,709	$14,064	$19,103	$3,850
Add: Fixed charges	13,651		10,869		35,031		45,506		35,322	31,715	22,079	23,093
Less: Capitalized interest	(5,367)		(5,367)		(14,277)		(14,277)		(11,372)	(9,767)	(6,525)	(4,135)
Total earnings	$5,630		$5,630		$22,908		$22,908		$38,659	$36,012	$34,657	$22,808

Fixed Charges and Preferred Stock Dividends:
Interest expense (excluding amortization of deferred financing costs)	$7,148		$4,367		$16,180		$26,655		$19,613	$17,865	$12,535	$15,949
Capitalized interest	5,367		5,367		14,277		14,277		11,372	9,767	6,525	4,135
Amortization of deferred financing costs and bond discount	962		962		3,868		3,868		3,545	3,424	2,774	2,775
Interest factor in rents	174		174		706		706		792	659	245	234
Total Fixed Charges	$13,651		$10,869		$35,031		$45,506		$35,322	$31,715	$22,079	$23,093
Preferred Stock Dividends	328		4,797		17,875
Fixed Charges and preferred stock dividends	13,979		15,666		52,906		45,506		35,322	31,715	22,079	23,093
Ratio of earnings to fixed charges	0.41		0.52		0.65		0.50	(5)	1.09	1.14	1.57	—	(5)
Ratio of earnings to fixed charges and preferred dividends	0.40	(5)	0.36	(6)	0.43	(6)	0.50		1.09	1.14	1.57	—

(1)	Consolidated results for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2015 and 2014 are the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(2)	The pro forma ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends for the pro forma three months ended March 31, 2018 reflect:
a. Increased preferred dividends of $4.5 million, from the issuance of the Series B Preferred Stock, and

b. A $2.8 million decrease in interest expense related to the use of net proceeds of approximately $265 million from the issuance of the Series B Preferred stock to pay down our revolving credit facility, which would reduce the interest incurred on our revolving credit facility for the three months ended March 31, 2018.

(3)	The pro forma ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends for the pro forma year ended December 31, 2017 reflect:
a. Increased preferred dividends of $17.9 million, from the issuance of the Series B Preferred Stock, and

b. A $10.5 million decrease in interest expense related to the use of net proceeds of approximately $265 million from the issuance of the Series B Preferred stock to pay down our revolving credit facility, which would reduce the interest incurred on our revolving credit facility for the year ended December 31, 2017.

(4)

Due to the timing of the initial public offering of QTS Realty Trust, Inc., which was completed on October 15, 2013, the financial data and ratio of earnings to fixed charges for the year ended December 31, 2013 reflect the financial data and ratio of earnings to combined fixed charges for QTS Realty Trust, Inc. with its historical predecessor, QualityTech, LP. The financial data for the period from October 15, 2013 to December 31, 2013 was the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(5)

The shortfall of earnings (loss) to fixed charges for the year ended December 31, 2013 was $0.3 million. The shortfall of earnings (loss) to fixed charges for the year ended December 31, 2017 was $22.6 million, related primarily to debt restructuring costs of $20.0 million and transaction, integration and impairment costs of $11.1 million. The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the three months ended March 31, 2018 was $8.3 million, related primarily to restructuring costs of $8.5 million.

(6)

The pro forma ratio of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2018 and year ended December 31, 2017 assumes that the Series B preferred stock was issued on January 1, 2018 and January 1, 2017, respectively, and that proceeds from the Series B preferred stock were used as described in the “Use of Proceeds” section of this prospectus supplement. The shortfall of earnings to combined fixed charges and preferred dividends for the three months ending March 31, 2018 was $10.0 million, related primarily to restructuring costs of $8.5 million. The shortfall of earnings to combined fixed charges and preferred dividends for the year ended December 31, 2017 was $30.0 million, related primarily to debt restructuring costs of $20.0 million and transaction, integration and impairment costs of $11.1 million.